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                          July 20, 2021

       Jason Krantz
       Chief Executive Officer
       Definitive Healthcare Corp.
       550 Cochituate Rd
       Framingham, MA 01701

                                                        Re: Definitive
Healthcare Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 30,
2021
                                                            CIK No. 0001861795

       Dear Mr. Krantz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated June 24, 2021.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed June 30, 2021

       Prospectus Summary, page 1

   1. We note your response to prior comment 1. Because the charts on page 3 and 83 continue to show the company
revenues in fiscal 2019 and 2020, please add the company's net losses for those years
to balance the disclosure.
       Summary Historical and Pro Forma Consolidated Financial and Other Data Other Financial Data , page 19

   2. For each of Adjusted EBITDA, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted
                                                        Operating (loss)
Income, and Adjusted EBITDA Margin, please present with equal or greater prominence, the
most directly comparable financial measure respectively
 Jason Krantz
Definitive Healthcare Corp.
July 20, 2021
Page 2
         calculated and presented in accordance with GAAP. Include a reconciliation of Adjusted
         EBITDA Margin to its most comparable GAAP ratio in    Non-GAAP
Financial Measures
         which you referenced in footnote (1) hereunder. Refer to Item 10(e)(1)(i)(A)-(B) of
         Regulation S-K and footnote 27 of the SEC   s Adopting Release titled
  Conditions for Use
         of Non-GAAP Financial Measures    (Release No. 33-8176).
Unaudited Pro Forma Consolidated Balance Sheet (As of , 2021)
Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of , 2021), page 82

3. We note in your response to comment 6 the Company presents the contingently redeemable non-controlling interest as permanent equity because the Company and not the holders determines whether to satisfy a redemption request from a holder of LLC Units in shares of newly issued Class A common stock or cash. Please tell us how the Company will make the decision to issue shares or pay cash. In this regard, we note the Pre-
         IPO LLC Members will be able to control any action requiring the general approval of your stockholders including the election of your board of directors. A board member, while considered independent for regulatory compliance purposes, may not be considered independent for accounting purposes if that member was appointed to the board by individuals who currently hold Class B common stock and Common Units. Executive and Director Compensation
Class B Unit Agreements with Messrs. Krantz, Shone and Mirisola, page 135

4. We note your response to comment 13. Please disclose any compensation cost arising from the modification of performance-vesting Class B Units into an award of restricted common units.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameJason Krantz                               Sincerely,
Comapany NameDefinitive Healthcare Corp.
                                                             Division of
Corporation Finance
July 20, 2021 Page 2                                         Office of
Technology
FirstName LastName